

September 14, 2020

D. Anthony Scaglione
Chief Financial Officer
The ODP Corporation
6600 North Military Trail
Boca Raton, FL 33496

> **Re: The ODP Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2019**
> **Filed August 5, 2020**
> **Form 10-Q for the Fiscal Quarter Ended June 27, 2020**
> **Filed August 5, 2020**
> **File No. 001-10948**

Dear Mr. Scaglione:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 27, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results by Division
Business Solutions Division, page 31

1. Referencing product sales, you disclose "Both periods reflect the positive impact of acquisitions and growth in cleaning supplies and personal protective equipment." Please quantify factors to which changes are attributed. Please also discuss how the lower demand from business-to-business customers resulting from the transition to work-from-home and learn-from-home environments due to the restrictions of the COVID-19 pandemic, and the related changes in demand by product line, impacted your sales. In your discussion, quantify to what degree the positive drivers of increased demand for cleaning products and PPE, and growth in sales on your e-Commerce platform have offset

the overall decreases in product sales from your core product lines. Refer to the instructions to Item 303(b)(2) of Regulation S-K and Corporation Finance Disclosure Guidance: Topics 9 and 9A.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lorna Simms